BANK OF MONTREAL

ANNUAL
INFORMATION
FORM

January 23, 2004

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this annual information form (including documents incorporated by reference), and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2004 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward- looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Copies of the Annual Information Form, as well as copies of the Bank of Montreal 2003 Annual Report for the year ended October 31, 2003 and Proxy Circular as of December 31, 2003 may be obtained from:

Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place, 21st Floor
Toronto, Ontario
Canada M5X 1A1

(i)

BANK OF MONTREAL
ANNUAL INFORMATION FORM INDEX

	Page Reference

	Incorporated by Reference from(1):

	Annual Information
	Form	Annual Report	Proxy Circular

CORPORATE STRUCTURE
Name and Incorporation	1
Intercorporate Relationships	1	101
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	1	10-68
Acquisitions		21, 87
NARRATIVE DESCRIPTION OF THE BUSINESS
Business	2	18, 27-40
Supervision and Regulation in Canada	2
Supervision and Regulation in United States	2
Competition	3
Environmental Matters		52
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Consolidated Financial Statements		70-101
Notes to Consolidated Financial Statements		74-101
Statement of Management’s Responsibility for Financial Information		69
Shareholders’ Auditors’ Report		69
Cash Dividends		90, Inside back cover
Dividend Policies and Restrictions		43, 90
Other information to enhance understanding and trends		10-68
MANAGEMENT’S DISCUSSION AND ANALYSIS		10-68
MARKET FOR SECURITIES OF THE BANK		Inside back cover
DIRECTORS AND EXECUTIVE OFFICERS
Directors of the Bank			7-12
Executive Officers of the Bank	3
Shareholdings of Directors and Executive Officers	3
Additional Disclosure for Directors and Executive Officers	3
ADDITIONAL INFORMATION	3

Unless otherwise specified, this annual information form presents information as at October 31, 2003.

(1) Reference:
Parts of the following documents are incorporated by reference into this Annual Information Form:
(i)	Bank of Montreal 2003 Annual Report for the year ended October 31, 2003 (“Annual Report”).
(ii)	Bank of Montreal Proxy Circular dated as at December 31, 2003 (“Proxy Circular”).

(ii)

BANK OF MONTREAL

CORPORATE STRUCTURE

Name and Incorporation
Bank of Montreal (the “Bank”) commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the organization and governs its operations.

The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and the executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal uses a unified branding approach that links the organization’s member companies. This approach refers to Bank of Montreal as BMO Financial Group. As such, in this document and the documents incorporated by reference, the name BMO Financial Group, or BMO®, means Bank of Montreal.

Intercorporate Relationships

Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 101 of the 2003 Annual Report of Bank of Montreal, which page is incorporated herein by reference. These subsidiaries are incorporated in the country in which their head office is located.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 1999, BMO undertook to review the organization’s business operations and to reposition itself for improved business growth and performance. The objective was to exit less profitable or low-potential businesses and branches and re-deploy the capital and other resources to higher-potential businesses, thereby shifting the business mix toward high-return businesses.

Since 1999, BMO has divested its Mexican investment in Bancomer, exited the low-potential global custody business, the corporate trust business and Partners First, a credit card business, and sold or closed slower-growth branches in Canada. And since 1999, risk-weighted assets of the Investment Banking Group have been dramatically reduced, including reductions related to exiting non-relationship corporate lending positions.

In 2001, the U.S. retail branch network was strengthened by the purchase of First National Bank of Joliet, adding 18 locations and more than US$1 billion in assets. The Private Client Group acquired the Guardian Group of Funds Ltd, a strategic acquisition that strengthened the group’s position in the mutual fund industry. BMO declared a 100% stock dividend, effectively achieving a two-for-one split of our common shares. BMO also repurchased over $2 billion of its common shares under a share repurchase program.

In 2002, BMO continued to invest for the future. Private Client Group completed three acquisitions in the United States: CSFBdirect, the online accounts of Morgan Stanley Individual Investor Group, and Northwestern Trust and Investors Advisory Company.

In 2003, Private Client Group acquired certain assets of myCFO, a California-based provider of customized investment and advisory services, and Sullivan, Bruyette, Speros and Blayney, a Virginia-based financial planning firm. Investment Banking Group acquired Gerard Klauer Mattison, adding a U.S. equity sales and trading platform to complete our existing U.S.-based investment and corporate banking offering. BMO also announced another common share buyback program.

For additional information regarding the general development of BMO’s business, see pages 10 to 68 of the 2003 Annual Report of Bank of Montreal, which pages are incorporated herein by reference.

NARRATIVE DESCRIPTION OF BUSINESS

Business
BMO offers a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2003, BMO had 33,993 full-time equivalent employees, maintained 970 bank branches in Canada and operated internationally in major financial markets and trading areas in 10 other countries, including the United States. The Harris Bank group (Harris Bankcorp, Inc.), wholly-owned by Bank of Montreal, operates its own banking business in the United States, based in Chicago, providing retail banking and private client and personal trust services, as well as corporate and investment banking. BMO also provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and BMO Nesbitt Burns Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO comprises three operating groups: Personal and Commercial Client Group provides financial services to personal and commercial customers in Canada and the United States through its branches as well as directly through bmo.com, harrisbank.com and a network of automated banking machines (ABM); Private Client Group provides wealth management services to individuals through BMO Bank of Montreal, BMO Nesbitt Burns, BMO InvestorLine®, BMO Investments Inc. and BMO Harris Private Banking in Canada, and through Harrisdirect, Harris Private Bank and Harris Bank in the United States; Investment Banking Group is responsible for relationship management for large corporate, institutional and government customers, the delivery of treasury products and corporate and investment banking in Canada and the United States. Corporate Support, including Technology and Solutions provides risk management, technology and other corporate services to the three operating groups.

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BANK OF MONTREAL

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.

In accordance with the Bank Act, the organization may engage in and carry on the business of banking and such business generally as appertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions Canada is required prior to making the investment and/or the bank is required to control the entity. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be prohibited to all federally incorporated financial institutions.

Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.

The Superintendent of Financial Institutions Canada (the “Superintendent”) is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. In addition to the Bank Act, outside Canada each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country in which it conducts its business.

Supervision and Regulation in United States

The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to the International Banking Act of 1978 and Regulation K. The Board of Governors of the Federal Reserve System (the “Board”) and state banking regulators oversee the operation of our branches and offices in the United States.

Being “well capitalized” and “well managed” under applicable Board standards, Bank of Montreal and its bank holding companies in the United States were designated as financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own 29 insured depository institutions in the United States that are engaged in commercial and retail banking and are subject to various laws and regulation and examination by various state and federal regulators. Board approval is generally required for acquiring voting shares (in excess of 5%), control or all or substantially all of the assets of a bank holding company, bank or savings association.

Bank of Montreal is engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Board and other applicable federal and state agencies. The Securities and Exchange Commission and state securities regulators regulate a broker-dealer subsidiary. Insurance agency businesses are regulated by state insurance regulators. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.

Competition

The Canadian banking system is dominated by six major Canadian banks, each of which maintains an extensive branch network, augmented with ABM, telephone and Internet banking facilities. Competing against these major banks are smaller Canadian banks, Canadian subsidiaries and branches of foreign banks, trust and insurance companies, credit unions and a variety of monoline competitors offering specialized financial products and services.

The competitive landscape in the United States is significantly more complex given the overall size and activity level of the market and the presence of regional rather than national competitor groupings for many businesses, such as personal and commercial banking and other financial service providers. In the Chicago region, where BMO’s retail banking operations are concentrated, the market is highly fragmented, with more than 250 banks and the three largest, including our Harris Bank, having only approximately a 27% share of the personal and small business market.

Bank of Montreal was the fifth largest chartered bank in Canada in terms of total assets, and the fourth largest in terms of market capitalization, as of October 31, 2003. It ranks among the largest banks in Canada and the United States, ranking twelfth by total assets and twentieth by market capitalization. Our North American peer group includes: Canadian Imperial Bank of Commerce; Royal Bank Financial Group; Scotiabank; TD Bank Financial Group; Bank of America Corporation; Bank One Corporation; Citigroup, Inc.; FleetBoston Financial Corporation; J.P. Morgan Chase & Co.; KeyCorp; National City Corporation; The PNC Financial Services Group, Inc.; SunTrust Banks, Inc.; U.S. Bancorp; Wachovia Corporation and Wells Fargo & Company.

In Canada, retail banking is a mature industry. Products and services offered by the major banks are reasonably similar; however competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses.

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BANK OF MONTREAL

Driven by the ongoing integration of the Canadian and American economies, consolidation is now underway in the financial services industry in Canada and the United States. It is anticipated that this consolidation could significantly reconfigure the North American financial services landscape in the future by widening the distinctions between various tiers of players.

DIRECTORS AND EXECUTIVE OFFICERS
Executive Officers of the Bank
At December 1, 2003, the following were executive officers of Bank of Montreal:

Municipality
Name	Principal Occupation	of Residence

F. Anthony Comper	Chairman and Chief Executive Officer, BMO Financial Group	Toronto, Ontario

Yvan J.P. Bourdeau	President and Chief Operating Officer, BMO Nesbitt Burns	Toronto, Ontario

Lloyd F. Darlington	President and Chief Executive Officer, Technology and Solutions, and Head, E-Business	Toronto, Ontario

William A. Downe	Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns	Winnetka, Illinois

and Head of Investment Banking Group

Karen E. Maidment	Senior Executive Vice-President and Chief Financial Officer, BMO Financial Group	Cambridge, Ontario

Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group and	Toronto, Ontario
Deputy Chair, BMO Nesbitt Burns

Rose M. Patten	Senior Executive Vice-President, Human Resources and Head, Office of Strategic	Toronto, Ontario
Management, BMO Financial Group

Robert W. Pearce	President and Chief Executive Officer, Personal & Commercial Client Group,	Oakville, Ontario
BMO Bank of Montreal

Ronald G. Rogers	Deputy Chair, Enterprise Risk and Portfolio Management, BMO Financial Group	Toronto, Ontario

Frank J. Techar	President and Chief Executive Officer, Harris Bank	Kenilworth, Illinois

All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, except for Karen E. Maidment who, prior to 2000, was Executive Vice-President and Chief Financial Officer, Clarica Life Insurance Company.

Shareholdings of Directors and Executive Officers

The directors and executive officers of Bank of Montreal, as a group, beneficially own, directly or indirectly, or exercise control or direction over less than 1% of Bank of Montreal’s voting shares, to the knowledge of the Bank.

Additional Disclosure for Directors and Executive Officers

Mr. J. L. Rotman, Mr. D. A. Galloway, Mr. F. McKenna, and Mrs. E.L. Kwok were directors of other companies which, in the ten years preceding the date of this annual information form and while they were directors of the other companies, became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. J. L. Rotman was a director of Livent Inc. when a cease trading order against Livent Inc. was issued on August 28, 1998 and when it was rescinded on November 20, 1998. Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999.

Mr. S. E. Bachand was a director of Krystal Bond Inc. when on April 12, 2002, it was cease traded for failure to file financial statements. It has since ceased to operate as a going concern.

ADDITIONAL INFORMATION

Upon request to the Corporate Secretary’s Department, Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor, Toronto, Ontario, M5X 1A1, Bank of Montreal will provide to any person the following additional information:

a)	when securities of Bank of Montreal are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the Bank of Montreal’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative consolidated financial statements of Bank of Montreal for its most recently completed financial year for which consolidated financial statements have been filed together with the accompanying report of the shareholders’ auditors and one copy of the most recent interim consolidated financial statements (quarterly shareholders’ report) that have been filed, if any, for any period after the end of Bank of Montreal’s most recently completed financial year;

(iii)	one copy of Bank of Montreal’s Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors;

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BANK OF MONTREAL

and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above; or

b)	at any other time, one copy of any documents referred to in clauses a) (i), (ii) and (iii) above, provided that Bank of Montreal may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of its securities.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank of Montreal’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Bank of Montreal’s Proxy Circular dated as of December 31, 2003 in connection with its Annual Meeting of Shareholders scheduled for February 24, 2004.

Additional financial information is provided in Bank of Montreal’s consolidated financial statements for its fiscal year ended October 31, 2003.

®	Registered trade marks of Bank of Montreal

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